Mail Stop 4561

August 8, 2006

Peter Oppenheimer
Senior Vice President and
Chief Financial Officer
Apple Computer, Inc.
1 Infinite Loop
Cupertino, California 95014

> **Re:** **Apple Computer, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **September 24, 2005**
> **Filed November 30, 2005**
> **Forms 8-K filed October 11, 2005, January 18, 2006,**
> **April 19, 2006, July 19, 2006 and August 3, 2006**
> **File No. 000-10030**

Dear Mr. Oppenheimer:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 24, 2005

Note 11 – Segment Information and Geographic Data, page 92

1. We note in your disclosure that you manage your business primarily on a geographic basis. Please tell us whether you manage and evaluate your business based on other operating segments financial results (consumer electronics, type of product, gross margin by products, operating results within geographic regions by

product etc.) and if so, help us understand why these do not represent separate reportable segments under SFAS 131. Explain to us the financial information, in addition to geographic and retail segments, your Chief Operating Decision Maker uses to make decisions about resource allocation and performance assessment and clarify if you have aggregated any operating segments.

Forms 8-K filed October 11, 2006, January 18, 2006, April 19, 2006 and July 19, 2006

2. We note your use of non-GAAP measures under Item 9.01 of the Form 8-Ks noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of the non-GAAP measures you present (e.g. gross margin, operating expenses, operating income, etc.):

   - the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
   - the economic substance behind management's decision to use such a measure;
   - the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
   - the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
   - the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

   In this regard, we believe you should further enhance your disclosures for each non-GAAP measure presented to comply with Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes operating performance.

3. We note from your disclosures that the Company believes non-GAAP measures, which exclude non-cash compensation expense, are indicative of core operating results. Presumably, the Company must compensate its employees to retain their services. Considering this, explain why excluding non-cash compensation is indicative of the Company's core operating results. Additionally, explain what you mean by "core" operating results. If you intend to use this terminology in your future Forms 8-K, ensure that it is adequately defined and explain how you

> determined that the excluded items were representative of your "core" operating results.

Forms 8-K filed August 3, 2006

4.   We note from your disclosure in your 8-K that an internal investigation discovered irregularities related to the issuance of certain stock option grants. Although you state that the investigation is ongoing, tell us the current status of these reviews including whether any determination has been made regarding potential restatements to your financial statements. Also, tell us how you considered SFAS 5 with regards to including a discussion or disclosure of any loss contingencies even though the possibility of loss may be remote. In this regard, tell us what consideration you gave to including a discussion of the potential impact on the qualification of the Company's stock option plan, the potential for litigation by the option holders, and the potential for legal actions by IRS or any other regulatory authority.

* * * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406, Thomas Ferraro at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief